SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO/A
    (RULE 14D-100) TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)

                           COMMERCIAL METALS COMPANY
                       (NAME OF SUBJECT COMPANY (ISSUER))

                               IEP Metals Sub LLC
                               Icahn Partners LP
                         Icahn Partners Master Fund LP
                       Icahn Partners Master Fund II L.P.
                      Icahn Partners Master Fund III L.P.
                         High River Limited Partnership
                             Hopper Investments LLC
                                 Barberry Corp.
                                Icahn Onshore LP
                               Icahn Offshore LP
                               Icahn Capital L.P.
                                   IPH GP LLC
                        Icahn Enterprises Holdings L.P.
                          Icahn Enterprises G.P. Inc.
                                 Beckton Corp.
                                 Carl C. Icahn
                           (NAMES OF FILING PERSONS)*

                         COMMON STOCK, PAR VALUE $0.01
                         (TITLE OF CLASS OF SECURITIES)

                                   201723103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            KEITH L. SCHAITKIN, ESQ.
                                GENERAL COUNSEL
                                ICAHN CAPITAL LP
                          767 FIFTH AVENUE, 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                                 (212) 702-4380

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                           CALCULATION OF FILING FEE

TRANSACTION VALUATION:                                  AMOUNT OF FILING FEE:
______________________                                   ____________________
$1,560,210,000*                                             $178,800.07**

* Calculated solely for purposes of determining the filing fee. The transaction value was calculated as follows: 104,014,000 shares of common stock of the Issuer multiplied by $15 per share. The number of shares used in the transaction value calculation is based on the 115,539,000 shares stated to be issued and outstanding according to the Issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on December 6, 2011, less 11,525,000 shares beneficially owned, as of December 9, 2011, by the Offeror and its affiliates.

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory
     #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

[X]  Check  the  box  if  any  part  of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:                         Filing Party:
$178,800.07                                     Icahn Enterprises Holdings LP
Form or registration no.:                       Date Filed:
Schedule TO-T                                   December 9, 2011

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third party tender offer subject to Rule 14d-1
[ ]  going-private transactionsubject to Rule 13e-3
[ ]  issuer tender offer subject to Rule 13e-4
[X]  amendment to Schedule 13Dunder Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:[ ]

                     COMBINED SCHEDULE TO AND SCHEDULE 13D

     * Introductory Note: IEP Metals Sub LLC and Icahn Enterprises Holdings L.P. are co-bidders for all purposes in the Offer. IEP Metals Sub LLC is a wholly-owned subsidiary of Icahn Enterprises Holdings L.P.

     This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO filed on December 9, 2011 (as amended by Amendment No. 1 filed on
December 9, 2011, Amendment No. 2 filed on December 19, 2011, Amendment No. 3 filed on December 27, 2011, Amendment No. 4 filed on January 5, 2012 and
Amendment No. 5 filed on January 5, 2012, the "Schedule TO") relating to the offer by IEP Metals Sub LLC, a Delaware limited liability company ("IEP Metals Sub") and Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Enterprises Holdings", and together with IEP Metals Sub, the "Offeror"), to purchase for cash all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock") of Commercial Metals Company, a Delaware corporation ("Commercial Metals"), including the associated rights issued pursuant to the Rights Agreement, dated as of July 30, 2011, between Commercial Metals and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent, that are issued and outstanding (the "Rights", and together with the Common Stock, the "Shares") at a price of $15.00 per Share, without interest and less any required withholding taxes, if any. Both IEP Metals Sub and Icahn Enterprises Holdings are co-bidders for all purposes in the Offer. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed in the Schedule TO.

     The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated December 9, 2011 (the "Offer to Purchase"). The Offer to Purchase, the related Letter of Transmittal (the "Letter of Transmittal") and Notice of Guaranteed Delivery, copies of which are attached hereto as Exhibits
(a)(1)(i),  (a)(1)(ii)  and  (a)(1)(iii),  respectively, constitute the "Offer".

     As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided herein.

     As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the joint statement on Schedule 13D filed on July 28, 2011, as amended, by Icahn Enterprises Holdings, Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn (collectively, the "Icahn Entities").

ITEMS 1-11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by the addition of the following:

     On January 6, 2012, Icahn Enterprises LP, the parent of the Offeror, issued a press release relating to the Offer. A copy of this press release is filed herewith as Exhibit (a)(5)(vii) and incorporated herein by reference.


ITEM 12.  EXHIBITS

Exhibit       Description
-------       ------------
(a)(5)(vii)   Press Release issued by Icahn Enterprises LP,dated January 6, 2012

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            ICAHN PARTNERS LP


                                            By:  /S/ EDWARD MATTNER
                                                 ------------------
                                                 Name: EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN PARTNERS MASTER FUND LP

                                            By:  /S/ EDWARD MATTNER
                                                 ------------------
                                                 Name: EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN PARTNERS MASTER FUND II LP

                                            By:  /S/ EDWARD MATTNER
                                                 ------------------
                                                 Name: EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN PARTNERS MASTER FUND III LP

                                            By: /S/ EDWARD MATTNER
                                                ------------------
                                                Name: EDWARD MATTNER
                                                Title: AUTHORIZED SIGNATORY


                                            HIGH RIVER LIMITED PARTNERSHIP

                                            BY: HOPPER INVESTMENTS LLC, ITS
                                                GENERAL PARTNER

                                            BY: BARBERRY CORP., ITS SOLE MEMBER

                                            By:  /S/ EDWARD MATTNER
                                                 ------------------
                                                 Name: EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            HOPPER INVESTMENTS LLC
                                            BY: BARBERRY CORP., ITS SOLE MEMBER

                                            By:  /S/ EDWARD MATTNER
                                                 ------------------
                                                 Name: EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            BARBERRY CORP.

                                            By:  /S/ EDWARD MATTNER
                                                 ------------------
                                                 Name: EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN ONSHORE LP

                                            By:  /S/ EDWARD MATTNER
                                                 ------------------
                                                 Name: EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN OFFSHORE LP

                                            By:  /S/ EDWARD MATTNER
                                                 ------------------
                                                 Name: EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN CAPITAL LP

                                            By:  /S/ EDWARD MATTNER
                                                 ------------------
                                                 Name: EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            IPH GP LLC

                                            By: /S/ EDWARD MATTNER
                                                ------------------
                                                Name: EDWARD MATTNER
                                                Title: AUTHORIZED SIGNATORY


                                            ICAHN ENTERPRISES HOLDINGS L.P.
                                            BY: ICAHN ENTERPRISES G.P. INC., ITS
                                                GENERAL PARTNER

                                            By:  /S/ DOMINICK RAGONE
                                                 -------------------
                                                 Name: DOMINICK RAGONE
                                                 Title: CHIEF FINANCIAL OFFICER


                                            IEP METALS SUB LLC
                                            BY: ICAHN ENTERPRISES HOLDINGS L.P.,
                                                ITS SOLE MEMBER
                                            BY: ICAHN ENTERPRISES G.P. INC., ITS
                                                GENERAL PARTNER

                                            By:  /S/ DOMINICK RAGONE
                                                 -------------------
                                                 Name: DOMINICK RAGONE
                                                 Title:  CHIEF FINANCIAL OFFICER


                                            ICAHN ENTERPRISES G.P. INC.


                                            By:  /S/ DOMINICK RAGONE
                                                 -------------------
                                                 Name: DOMINICK RAGONE
                                                 Title: CHIEF FINANCIAL OFFICER


                                            BECKTON CORP.


                                            By:  /S/ EDWARD MATTNER
                                                 ------------------
                                                 Name: EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            /S/ CARL C. ICAHN
                                            -----------------
                                            Name:  CARL C. ICAHN
Date: January 6, 2012

                                 EXHIBIT INDEX


EXHIBIT NO.   DESCRIPTION
----------    -----------
(a)(1)(i)     Offer to Purchase, dated December 9, 2011*

(a)(1)(ii) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number) *

(a)(1)(iii)   Notice of Guaranteed Delivery*

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)     Letter to Clients*

(a)(5)(i) Summary Advertisement as published in the New York Times, by the Offeror, on December 9, 2011*

(a)(5)(ii) Press Release of the Offeror, dated December 6, 2011 (incorporated by reference to Exhibit 1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on December 6,2011)*

(a)(5)(iii)   Press Release of Icahn Enterprises LP, dated December 9, 2011*

(a)(5)(iv)    Press Release of Icahn Enterprises LP, dated December 27,2011*

(a)(5)(v)     Press Release of Icahn Enterprises LP, dated January 4, 2012*

(a)(5)(vi)    Press Release of Icahn Enterprises LP, dated January 5, 2012*

(a)(5)(vii) Press Release of Icahn Enterprises LP, dated January 6, 2012 (filed herewith)

 (b)          None.


 (d)          None.

 (g)          None.

 (h)          None.

________________________
     *  Previously Filed

                                                             EXHIBIT (a)(5)(vii)

                                                           FOR IMMEDIATE RELEASE

                              ICAHN ENTERPRISES LP

           ICAHN SENDS OPEN LETTER TO COMMERCIAL METALS SHAREHOLDERS:
                -     IT'S BUSINESS AS USUAL AT COMMERCIAL METALS
                      - WHAT IS THE DOWNSIDE TO TENDERING?

CONTACT: SUSAN GORDON (212) 702-4309

     NEW YORK, NEW YORK, JANUARY 6, 2012 - Icahn Enterprises Holdings LP ("Icahn") (a subsidiary of Icahn Enterprises LP (Nasdaq: IEP)) today released the following letter to shareholders of Commercial Metals Company (the "Company"), regarding the Icahn tender offer (as it may be extended from time to time, the "Tender Offer") and proxy fight.

     Dear Fellow Commercial Metals Shareholders:

     Unfortunately, in today's conference call, the Company's message was clear to us: Its business as usual at Commercial Metals. But, shareholders have a unique opportunity right now to tender into our Tender Offer and send a mandate to the Board to sell this Company NOW!

     IT'S THE SAME BUSINESS AS USUAL AT COMMERCIAL METALS. TODAY'S CONFERENCE CALL WAS ILLUSTRATIVE TO US THAT THE PROBLEMS AT COMMERCIAL METALS WILL CONTINUE.

     The Company continues to discuss their new strategies and how things are going to get better, if only shareholders give them another chance. We believe it is business as usual at Commercial Metals and that shareholders should consider:

     - Interestingly, the Company talks about having new management, but Joe Alvarado, the CEO, has been a part of the executive management team for almost two years - how is that new management? Did you listen to today's conference call? We believe that there is nothing new or changed about management's philosophy.

     - The Company wants you to believe that they have a new strategy - but all we see is more of the same, including risky international adventures that have failed to succeed in the past and that we believe will fail in the future. Amazingly, the Company has a continued focus on non-core operations that we believe have been so destructive to earnings in the past and that are distracting and damaging to shareholder value. For example, the Company recently reported a $26.8 million reduction in operating income in their International Marketing and Distribution division primarily due to a charge incurred on long positions held on iron ore purchase contracts during the quarter. Do shareholders believe that speculating on global iron ore prices is truly a risk that a North American mini-mill should be taking? What exactly has changed with this Company? Isn't there a major risk that they will return to the same path of making ill-founded investments that have been so devastating in the past?

WE ASK YOU -- WHAT IS THE DOWNSIDE TO TENDERING INTO THE TENDER OFFER?

In making your decision whether to tender, we believe you should consider:

- 40.1% of shares tendered (which which when added to the shares already owned by us, represents a majority of Commercial Metals stock) will send a clear message to the Board that it is incumbent upon them to conduct a sales process to sell the Company NOW, and not take the risk that the past will be repeated. Shareholders have a unique opportunity right now to send a mandate to the Board - don't let this moment pass us by.

- The best way to find out if the Company is worth more than $15 per share is to conduct a sales process, and we believe the only way to convince this Board to conduct a sales process is for them to see at least 40.1% of shares tendered.

- If the Company conducts a sales process, our Tender Offer provides a $15 floor and is essentially a free option to you.

- At any time prior to the expiration date of the Tender Offer (including as it may be extended), you have the power and the choice to reject our Tender Offer by withdrawing your shares from the Tender Offer allowing you to take advantage of a higher offer if such an offer emerges.

- If the Board does not conduct a sales process and 40.1% of the shares are tendered into the Tender Offer, we will continue our proxy fight and take the Company to court in Delaware to fight for the ability to close the Tender Offer. Again, at any time prior to the expiration date of the Tender Offer (including as it may be extended), you have the power and the choice to reject our Tender Offer by withdrawing your shares from the Tender Offer.

     WE URGE SHAREHOLDERS TO PROMPTLY TENDER YOUR SHARES INTO OUR TENDER OFFER PRIOR TO THE CURRENT EXPIRATION DATE OF 12:00 MIDNIGHT ON JANUARY 10, 2012.

     Tendering shareholders are reminded that if the conditions to the Offer, including the poison pill condition and the Delaware 203 condition are satisfied at the expiration date, then, if shareholders have not withdrawn their shares by the expiration date, the bidder will purchase their tendered shares in accordance with the terms of the Tender Offer.

ABOUT  ICAHN  ENTERPRISES  L.P.

Icahn Enterprises L.P. (Nasdaq: IEP), a master limited partnership, is a diversified holding company engaged in eight primary business segments:
Investment, Automotive, Gaming, Railcar, Food Packaging, Metals, Real Estate and Home Fashion.

NOTICE TO INVESTORS

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN, JAMES UNGER, STEVE MONGILLO, GEORGE HEBARD, HIGH RIVER LIMITED PARTNERSHIP, HOPPER INVESTMENTS LLC, BARBERRY CORP., ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN PARTNERS MASTER FUND II L.P., ICAHN PARTNERS MASTER FUND III L.P., ICAHN ENTERPRISES G.P. INC., ICAHN ENTERPRISES HOLDINGS L.P., IPH GP LLC, ICAHN CAPITAL L.P., ICAHN ONSHORE LP, ICAHN OFFSHORE LP, BECKTON CORP. AND CERTAIN OF THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF COMMERCIAL METALS COMPANY FOR USE AT ITS 2012 ANNUAL MEETING BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING
INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. ON OR ABOUT DECEMBER 22, 2011, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WAS MAILED TO STOCKHOLDERS OF COMMERCIAL METALS COMPANY AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. THE OFFER TO BUY SHARES OF COMMERCIAL METALS COMPANY (THE "COMPANY") COMMON STOCK WAS MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT IEP METALS SUB LLC, ("OFFEROR"), AN INDIRECTLY WHOLLY OWNED SUBSIDIARY OF ICAHN ENTERPRISES HOLDINGS LP, AS CO-BIDDER, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") ON DECEMBER 9, 2011. ON DECEMBER 9, 2011, THE OFFEROR AND CO-BIDDER ALSO FILED A TENDER OFFER STATEMENT ON
SCHEDULE TO WITH THE SEC RELATING TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) CONTAIN, AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN, WHEN AVAILABLE, IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. THE TENDER OFFER MATERIALS WERE SENT FREE OF CHARGE TO ALL STOCKHOLDERS OF THE COMPANY ON OR ABOUT DECEMBER 9, 2011.

ALL OF THESE MATERIALS (AND ALL OTHER MATERIALS FILED BY THE OFFEROR OR THE COMPANY WITH THE SEC) ARE AVAILABLE AT NO CHARGE FROM THE SEC THROUGH ITS WEBSITE AT WWW.SEC.GOV. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN FREE COPIES OF THE DOCUMENTS FILED WITH THE SEC BY DIRECTING A REQUEST TO D.F. KING & CO., INC. BY MAIL TO 48 WALL STREET, 22ND FLOOR, NEW YORK, NEW YORK 10005, OR BY CALLING TOLL-FREE (800) 967-7921 OR (212) 269-5550.